DLA Piper UK LLP Beijing Representative Office
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September 27, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn:	Ms. Kate Beukenkamp Ms. Lilyanna Peyser Ms. Valeria Franks Mr. Adam Phippen

Re:	Youlife Group Inc.
Draft Registration Statement on Form F-4
Confidentially Submitted July 16, 2024
CIK No. 0002028177

Dear Ms. Beukenkamp, Ms. Peyser, Ms. Franks and Mr. Phippen:

On behalf of our client, Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 14, 2024 on the Company’s Draft Registration Statement on Form F-4 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) with certain exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4 submitted July 16, 2024

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in a Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.
2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. We note your disclosure in your Summary of the Proxy Statement/Prospectus on page 50, for example. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Additionally, please provide cross-references to the individual risk factors identified on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.
3.	Disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.
4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and/or Youlife, and its subsidiaries, or to investors, and quantify the amounts where applicable. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 33 of the Revised Draft Registration Statement accordingly.

5.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 33 of the Revised Draft Registration Statement accordingly.

6.	Revise your cover page to disclose any report, opinion, or appraisal described in Item 1607(a) of Regulation S-K from an outside party or an unaffiliated representative received by Distoken or Sponsor, including the fairness opinion provided by Marshall & Stevens and included here as Annex D. Refer to Item 1604(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.

7.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 33 of the Revised Draft Registration Statement accordingly.

8.	Please briefly describe the terms of the private placement that occurred simultaneously with the IPO of Distoken.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement accordingly.

Frequently Used Terms and Basis of Presentation, page 2

9.	For clarity and consistency throughout your proxy statement/prospectus, please revise your definitions of various securities described here to provide additional detail regarding the nature, composition and attribution of the security. As an example only, revise your definition of “Private Units” to briefly describe the nature and amounts of the securities underlying the units (e.g., one Private Warrant and one Private Share).

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 to 8 of the Revised Draft Registration Statement accordingly.

Market and Industry Data, page 9

10.	We note that your proxy statement/prospectus contains certain information and data concerning Youlife’s industry, including industry reports from China Insights Consultancy (CIC). Please revise your disclosure here to state whether any of the sources of industry information or data disclosed was part of report commissioned by Distoken or Youlife or any other party to the Business Combination. If so, please name the source of the commissioned information and provide the necessary consent. We note your disclosure on page 217 reflecting an industry report commissioned by Youlife and prepared by CIC.

In response to the Staff’s comment, the Company has revised the disclosure on the page 9 of the Revised Draft Registration Statement and included China Insights Consultancy’s consent as exhibit 23.7 to the Revised Draft Registration Statement accordingly.

Financial Statement Presentation, page 12

11.	We note that you have not included financial statements of Pubco. Please tell us your consideration of the guidance in Articles 3 and 15 of Regulation S-X.

The Company respectfully clarifies to the Staff that, since Pubco was incorporated on April 2, 2024, subsequent to the period covered by the Draft Registration Statement, Pubco’s financial statements were not included in the Draft Registration Statement. However, the Company acknowledges the Staff’s comment and respectfully advises the Staff that Pubco’s auditor is in the process of finalizing its audit report for the balance sheet items and that the Company will include in the next amendment to the Revised Draft Registration Statement the balance sheet items for the Staff’s review.

Questions and Answers About the Business Combination

Q. Why am I receiving this proxy statement/prospectus?, page 13

12.	Please revise your discussion regarding Proposal 1 here and elsewhere as appropriate, (e.g., Q. What vote is required to approve each proposal at the Extraordinary General Meeting? on page 26) to state whether or not the Business Combination is structured so that approval of at least a majority of unaffiliated security holders of Distoken is required. Refer to Item 1606(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 22, 27, 43, 49, 98, 129 and 187 of the Revised Draft Registration Statement accordingly.
Q. What consideration will the Youlife Shareholders receive in return for the acquisition of Youlife by Distoken?, page 18

13.	Revise this section to provide greater detail regarding the amount of Class A Ordinary Shares and Class B Ordinary Shares that will be received and the parties that will receive them. Clarify the voting power associated with each class.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement accordingly.

Q. What will happen in the Business Combination?, page 18

14.	Please revise this section to briefly disclose what will happen to the Distoken Public Warrants, Private Warrants, Public Units and Private Units in connection with the Business Combination, including what securities the public and private securityholders will hold upon completion of the Business Combination. Additionally, please provide a similar discussion regarding the Youlife Founder Shares and their conversion to Pubco Class B Ordinary Shares, which will be held by the current CEO of Youlife, Yunlei Wang, who will also continue as the CEO of Pubco.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 to 18 of the Revised Draft Registration Statement accordingly.

Questions and Answers About the Business Combination

Q: What equity stake will current Public Shareholders, the Sponsor and Youlife Shareholders...?, page 18

15.	Reference is made to the table on page 19. Please tell us your consideration of also presenting Per Share Pro Forma Book Value in US$.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on page 18 accordingly.

16.	Please disclose the difference between the SPAC’s offering price in its initial registered offering and the Per Share Pro Forma Book Value. Refer to Item 1604(c) of Regulation S- K.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on page 20 accordingly.

17.	With respect to each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock. Refer to Item 1604(c)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Draft Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 31

18.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle any amounts owed. Also discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize these policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 to 34 of the Revised Draft Registration Statement accordingly.

19.	Please revise this section to comply with the requirements of Item 1604(b) of Regulation S-K. In this regard, please disclose pursuant to Item 1604(b)(2) of Regulation S-K the material factors that Distoken’s board of directors considered in making the determination that the Business Combination and related proposals are in the best interest of Distoken and recommending that the Distoken shareholders approve of the Business Combination and related proposals, and describe the fairness opinion received by the Distoken Board from Marshall & Stevens and any other report, opinion or appraisal referred to in Item 1607(a) of Regulation S-K. Also provide the disclosure required by Item 1604(b)(3) and (b)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Revised Draft Registration Statement. We respectfully advise the Staff that the disclosure required by Item 1604(b)(3) and (b)(4) of Regulation S-K is under subsections “Compensation Received by the Sponsor” and “Conflicts of Interest” on the cover page of the Revised Draft Registration Statement and under subsections “Compensation Received by the Sponsor” on page 45 and “Interests of the Sponsor and Distoken’s Directors, Officers and Advisors in the Business Combination” on pages 45 to 48 of the Revised Draft Registration Statement.

Organizational Structure, page 38

20.

Please revise the three diagrams in this section to provide the full name of each entity, the defined term used for each entity, and its place of incorporation. In this regard, revise descriptions such as “Wholly Owned or Controlled Subsidiary” as appropriate. In the second diagram, include the names and percentage holdings of the shareholders of Youlife International Holdings, Inc. Revise the third diagram to include all entities in the organizational structure, including those entities wholly-owned, controlled or otherwise associated with the business activities and operations of Youlife; in this regard, we note footnote (1). Also revise the third diagram to identify each person, group of persons, or entity that owns equity/has voting power in Pubco; as examples only, disclose that Youlife’s current CEO will be a controlling shareholder in and CEO of Pubco, and identify the “Other Distoken Shareholders.”

In response to the Staff’s comment, the Company has revised the diagrams and related disclosure on the cover page and pages 39 to 40 of the Revised Draft Registration Statement accordingly.

Structure of Pubco after the Business Combination, page 39

21.	Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, the Company has revised the disclosure on the page 40 of the Revised Draft Registration Statement accordingly.

Permissions Required from the PRC Authorities for Youlife’s Operations, page 49

22.	We note your disclosure that Youlife’s “PRC subsidiaries have obtained the necessary licenses and permits from the PRC government authorities.” Please revise to disclose each such permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business. Here, in the subsection immediately below titled “Permission, Review and Filing Required from the Authorities in The PRC Relating to the Business Combination,” and elsewhere throughout your proxy statement/prospectus as appropriate, revise to (i) state whether any permission or approvals sought by you or your subsidiaries have been denied; (ii) update your discussion regarding CSRC approval to discuss the current status of your application, review and approval process; and (iii) describe the consequences of any failure to comply with the Overseas Listing Trial Measures. Also file as an exhibit the consent of your PRC legal counsel, Haiwen & Partners.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Revised Draft Registration Statement and included the consent from Haiwen & Partners as exhibit 23.6 to this Draft Registration Statement accordingly.

Controlled Company, page 52

23.	Please revise here in the Summary, on the prospectus cover page and in the question “What consideration will the Youlife Shareholders receive in return for the acquisition of Youlife by Distoken” on page 18 to disclose the capital structure of Pubco, including that it will result in control of Pubco by Mr. Wang and the disparate voting and conversion rights of the Class A and Class B Ordinary Shares. Reconcile your disclosure on page 52 that Pubco “intends to” rely on the Nasdaq exemptions for controlled companies with the disclosure on page 101 that Pubco “may” rely on such exemptions and the disclosure on page 248 that Pubco does “not expect that there will be any significant differences between Pubco’s corporate governance practices and the Nasdaq standards applicable to U.S. companies.” Additionally, revise your disclosure here and in the risk factors on pages 100-101 to explain the controlling shareholder’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 54, 55, 108, 109 and 257 of the Revised Draft Registration Statement accordingly.

Risk Factors Summary

Risks Relating to Doing Business in China, page 53

24.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, it appears that your existing risk factors under the subheading titled “Risks Relating to Doing Business in China” do not address such risks. Additionally, please provide a cross- reference to the relevant individual detailed risk factor for each summary risk factor disclosed here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 57, 58, 80, 81, 82, 85, 85, 86, 87, 88, 89 and 90 of the Revised Draft Registration Statement accordingly.

Market Price and Dividend Information Distoken

Holders, page 57

25.	Please revise this section to accurately reflect the number of holders of record of Distoken’s various securities. In this regard, you state that there is “1 holder of Distoken Ordinary Shares” and it appears the disclosure is incomplete regarding Distoken’s other securities. In this regard, we note your disclosure on page 253, including the Pre-Business Combination Beneficial Ownership Table.

In response to the Staff’s comment, we respectfully advise the Staff that the number of holders of Distoken Ordinary Shares has been removed on page 59 of the Revised Draft Registration Statement and the number of holders of each Distoken security will be provided once the record date is set.

Risk Factors, page 62

26.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement on the pages 80 to 82 in accordance with the Staff’s instructions.

27.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. We note your disclosure on page 49, for example.

In response to the Staff’s comment, the Company advises the Staff that it believes such disclosure has been included on the page 84 to 89 of the Revised Draft Registration Statement.

Risks Relating to Youlife’s Business and Industry

Our historical growth rates may not be indicative of our future growth..., page 63

28.	In the interest of more balanced disclosure, please revise this section to include Youlife’s net profit for the respective periods discussed.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on page 65 accordingly.

Our business has been and may continue to be adversely affected by the global COVID-19 pandemic..., page 69

29.	Please revise your disclosure here to include a discussion of the current impact of the COVID-19 pandemic on your business and operations. In this regard, we note that certain restrictions have been lifted by the Chinese government. Additionally, it is unclear from your statements beginning “[t]hese events had adversely affected our business since 2020...” whether you believe COVID-19 continues to negatively impact your business; please revise to clarify. We further note your statement that the events of the pandemic “adversely affected our business since 2020 and contributed to lower revenues”; if material, please quantify the effects of the pandemic on your business here and elsewhere as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 241 of the Revised Draft Registration Statement accordingly.

Proposal 1: The Business Combination Proposal

Background of the Business Combination, page 132

30.	We note that on January 22, 2024, the parties “had an extensive discussion regarding the terms of the LOI.” Please revise to briefly expand the disclosure to discuss what topics, issues or key terms were discussed extensively and/or at issue between the parties before an agreement was reached and terms of the LOI settled. Similarly, expand your disclosure to discuss in greater detail the issues list and “certain material issues” in the initial draft of the Business Combination Agreement, the content/topics of the supplemental due diligence requests, and the Hong Kong legal due diligence questions. We note that there are many instances throughout this section where topics, requests, changes, conditions and other negotiated matters are discussed only at a high-level and without detail; please revise accordingly so that investors have an understanding of what transpired between Distoken and Youlife and their counsel and representatives. Refer to Item 1605(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement accordingly.

31.	Revise this section to disclose the anticipated liquidity position of the combined company following the Business Combination, including the amount of cash on hand it expects to have following potential shareholder redemptions and the payment of expenses related to the Business Combination. Refer to Item 1605(c) of Regulation S-K. Additionally, to the extent not otherwise disclosed, please disclose any material interests in the Business Combination or any related financing transaction held by the Sponsor or Distoken’s officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Youlife, or held by Youlife’s officers or directors that consist of any interest in, or affiliation with, the Sponsor or Distoken. In this regard, we note for example that the current CEO of Youlife will continue to serve as the CEO of the post-Business Combination company. Refer to Item 1605(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Draft Registration Statement accordingly.

32.	Please revise this section to include disclosure regarding the negotiation of and ultimate agreement to the purchase price of $700,000,000. Additionally, please revise your disclosure to state whether Distoken or the Sponsor determined the amount of consideration to be paid to Youlife or its security holders, or the valuation of Youlife, or whether the Marshall & Stevens or other unaffiliated representatives recommended the amount of consideration to be paid or the valuation of Youlife. Refer to Item 1607(b)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Revised Draft Registration Statement accordingly.

Recommendation of the Board and Reasons for the Business Combination, page 135

33.	Revise the disclosure to provide a reasonably detailed discussion of the reasons of the target company, Youlife, for engaging in the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement accordingly.

34.	Review this section to address required factors considered in accordance with Item 1606(b) of Regulation S-K, including (i) the valuation of the target company; (ii) financial projections relied upon by the board of directors; (iii) the terms of financing materially related to the Business Combination; (iv) any report, opinion, or appraisal, including that of Marshall & Stevens; and (v) dilution. We note your disclosure on page 135.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144, 145 and 223 of the Revised Draft Registration Statement accordingly.

35.	Revise your disclosure here and elsewhere throughout your proxy statement/prospectus to disclose whether or not a majority of directors who are not employees of Distoken has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination. Refer to Item 1606(d) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 71, 218 and 223 of the Revised Draft Registration Statement.

36.	We note your disclosure, including here and on the cover page, stating that the Board of Directors of Distoken has approved the Business Combination Agreement and the related contemplated transactions. Revise your disclosure here and elsewhere throughout your proxy statement/prospectus where appropriate to state whether or not the Business Combination was approved by a majority of Distoken directors who are not employees of Distoken. If any director of Distoken voted against, or abstained from voting on, approval of the Business Combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-K.

We respectfully advise the Staff that the disclosures on pages 71, 220 and 221 of the Revised Draft Registration Statement provide that the Distoken Board unanimously approved the Business Combination Agreement and the Business Combination.

Certain Unaudited Projected Financial Information, page 137

37.	Please revise your disclosure to state whether or not Youlife has affirmed to Distoken that its projections reflect the view of Youlife’s management or board of directors about its future performance as of the most recent practicable date prior to the date of this proxy statement/prospectus. Refer to Item 1609(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Revised Draft Registration Statement accordingly.

Opinion of Marshall & Stevens, page 140

38.	If applicable, please revise this section to disclose any instructions received by Marshall & Stevens from Distoken or the Sponsor and any limitation imposed by Distoken or the Sponsor on the scope of the Marshall & Stevens investigation. Refer to Item 1607(b)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Revised Draft Registration Statement accordingly.

39.	Please briefly describe the qualifications of Marshall & Stevens as preparers of a fairness opinion and describe the method of selection of Marshall & Stevens employed by Distoken. Additionally, expand the disclosure on page 142 regarding the previous material relationship between Distoken and Marshall & Stevens to further discuss the nature of the services provided and any compensation received as a result thereof. Refer to Item 1607(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Revised Draft Registration Statement accordingly.

Unaudited Pro Forma Combined Statement of Operations, page 168

40.	Please explain why there is no tax adjustment in the “Assuming No Redemptions” scenario. Please also explain why there is no tax adjustment related to the adjustments to selling and distribution expenses and administrative expenses in the “Assuming Maximum Redemptions” scenario.

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement accordingly with regards to the “Assuming No Redemptions” scenario.

In response to the Staff’s comment, the Company respectfully submits that:

With regards to the “Assuming Maximum Redemptions” scenario, the Company has revised the pro forma adjustments in the “Assuming Maximum Redemptions” scenario. In the revised version, there is no additional pro forma adjustment (including any tax adjustment) in the “Assuming Maximum Redemptions”. In the “Assuming No Redemptions” scenario, the Company has revised the pro forma adjustments including updating the corresponding tax adjustment. In other words, the pro forma balances of the “Assuming No Redemptions” scenario has taken into account of the tax effects of the pro forma adjustments.

2. Adjustments to The Unaudited Pro Forma Condensed Combined Financial Information Adjustments to The Unaudited Pro Forma Condensed Combined Balance Sheet, page 172

41.	Revise your footnote for Adjustment I to itemize the transaction costs in detail. For each itemized transaction cost, explain how the adjustment is made in the Pro Forma financial information. In addition, explain to us your basis for costs charged against proceeds and costs charged to expense with reference to SAB Topic 5.A. Please discuss costs of Distoken and Youlife separately.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Revised Draft Registration Statement accordingly.

In response to the Staff’s comment, the Company respectfully submits that:

The Company has conducted the analysis of the accounting for the transaction costs with reference to SASB Topic 5.A.

The transaction costs of Distoken consist of the following:

●Advisory fee: primarily pertains to assisting Distoken in holding meetings with its shareholders, pressing releases and public filings and other related issues in connection with the Business Combination.

● Legal fee: primarily pertains to conducting legal due diligence of Youlife and its subsidiaries, assisting and revising the BCA and other transaction documents, preparing and reviewing the form of proxy statement, assisting with responding to the information request and comments from the U.S. Securities and Exchange Commission (“SEC”) and undertaking other legal matters in connection with Business Combination.

● Accounting fee: primarily pertains to the review of “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” section of Form F-4.

● Appraisal fee: primarily pertains to the appraisal services of the pre-transaction equity value of Youlife by an independent appraiser.

The transaction costs of Youlife consist of the following:

● Legal fee: primarily pertains to the De-SPAC related legal services including reviewing the restructuring plan, preparing and drafting De-SPAC steps, reviewing and negotiating on the BCA terms, providing transaction-related legal compliance services, etc.

● Advisory fee: primarily pertains to assisting with the preparation of the unaudited pro forma consolidated financial information to be included in the F-4 filing.

The transaction costs incurred or expect to be incurred are directly related to the Business Combination. These costs would not have been incurred if not for the transaction. As such, these transaction costs are specific incremental costs directly attributable to the Business Combination.

The Business Combination will be accounted for in a manner similar to a reverse recapitalization, which represents the issuance of equity by the accounting acquirer for the cash of the SPAC. Direct and incremental transaction costs related to the SPAC merger that wouldn’t otherwise have been incurred are charged against the gross proceeds of the offering as a deduction from the combined company’s additional paid-in capital, rather than expensed as incurred. This is consistent with the SEC Staff Accounting Bulletin Topic 5.A.

Furthermore, in accordance with the section “F. Reverse Acquisitions — Accounting Issues” to the Frequently Requested Accounting and Financial Reporting Interpretations and Guidance as issued by Division of Corporation Finance, the transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.

For the purpose of the preparation of the unaudited pro forma condensed combined financial information under “assuming no redemptions” scenario, there is sufficient cash available to cover all the transaction costs. Accordingly, the Company reflected these direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the Business Combination as a direct reduction in additional paid in capital in the Unaudited Pro Forma Condensed Combined Balance Sheet.

For the purpose of the preparation of the unaudited pro forma condensed combined financial information under “assuming maximum redemptions” scenario, as all of cash received from the Business Combination will be used to pay the aggregate expenses of Distoken, there is no cash available to cover the transaction costs of Youlife. As such, under a scenario of maximum redemptions, the transaction costs of Youlife shall not be charged against the gross proceeds of the transaction but charged to expense in connection with the closing of the Business Combination.

42.	We note your disclosure on page 192 of contractual obligations involving Distoken, I- Bankers and a vendor for legal and consulting services. Please tell us and disclose in greater detail whether Distoken is required to pay I-Bankers and this vendor any cash payment(s) in connection with this transaction. If yes, please tell us how you considered guidance in Article 11 of Regulation S-X as it relates to the presentation of such cash payment(s) in your pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 in the Revised Draft Registration Statement accordingly.

In response to the Staff’s comment, the Company respectfully submits that:

As it pertains to I-Bankers:

The Sponsor has agreed under the Business Combination Agreement to pay for the finder fee, if any, owed to I-Bankers in connection with this transaction under Section 1(c) of the Business Combination Marketing Agreement. Specifically, as disclosed on page 135 of the Revised Draft Registration Statement, the Sponsor agreed to pay under the Business Combination Agreement all unpaid expenses and indebtedness of Distoken as of the Closing in excess of US$10,000,000 and any finder fee owed in connection with this transaction pursuant to Section 1(c) of the Business Combination Marketing Agreement between Distoken and I-Bankers (if any), and the Sponsor agreed to indemnify and hold harmless Distoken and Pubco with respect to any such unpaid amounts.

Distoken will be required to pay I-Bankers a cash fee for advisory services upon the consummation of Business Combination in an amount equal to 4.0%, or US$2,760,000 in the aggregate, of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable).

Distoken will not be required to pay I-Bankers a finder fee in an amount equal to 1.0%, or $690,000 in the aggregate, of the gross proceeds of the Initial Public Offering. Instead, it is the Sponsor who has the contractual obligations to I-Bankers. The Sponsor has agreed under the Business Combination Agreement to pay for the finder fee, if any, owed to I-Bankers in connection with this transaction under Section 1(c) of the Business Combination Marketing Agreement.

As such, for the purpose of the preparation of the unaudited pro forma condensed combined financial information which has given effect to the close of the Business Combination, the total contractual obligation amount is US$2,760,000.

In consideration of Article 11 of Regulation S-X, the Company adjusted the US$2,760,000 unpaid amount as a reduction of cash with a corresponding decrease to additional paid in capital in the unaudited pro forma condensed combined balance sheet. Please see Note (I) of Adjustments to The Unaudited Pro Forma Condensed Combined Balance Sheet.

As it pertains to the other vendor:

Distoken is required to pay a total amount of US$500,000 to the other vendor for legal and consulting services. In addition, if the Business Combination closes, Distoken is required to pay an additional US$950,000. For the purpose of the preparation of the unaudited pro forma condensed combined financial information which has given effect to the close of the Business Combination, the total contractual obligation amount is US$1,450,000.

The basic terms of the service agreement are disclosed on page 202 of the Revised Draft Registration Statement. Specifically, “on March 5, 2024, Distoken entered into an agreement with a vendor for legal and consulting services, rendering the previous agreement with the same vendor entered into in 2023 void. The agreement provides that Distoken will pay the vendor $500,000 as follows: (i) $200,000, which had already been paid, (ii) $50,000 by no later than March 15, 2024; (iii) $100,000 upon execution of the business combination agreement, or the merger agreement, as the case may be; and (iv) $150,000 upon submission of the S-4/F-4 proxy to the SEC. Additionally, if the Business Combination closes, Distoken will make a final additional payment of $950,000. If the Business Combination does not close, Distoken shall not be responsible for any further payments.”

On May 4, 2023, Distoken paid the US$200,000 retainer based on the previous agreement entered into 2023, which was carried forward to the current agreement. Among the US$200,000 payment, US$169,935 was charged against the retainer amount as expenses and the remainder of US$30,065 was recorded as prepaid expenses. For the purpose of the preparation of the unaudited pro forma condensed combined financial information, and in consideration of Article 11 of Regulation S-X, the Company reclassified the US$169,935 and US$30,065 into additional paid-in capital at the time of the consummation of the Business Combination. Please see Note (I) of Adjustments to The Unaudited Pro Forma Condensed Combined Balance Sheet and Note (A) of Adjustments to The Unaudited Pro Forma Condensed Combined Statement of Operations on page 181 of Revised Draft Registration Statement.

In addition, for the purpose of the preparation of the unaudited pro forma condensed combined financial information, the Company adjusted the remaining US$1,250,000 unpaid amount as a reduction of cash with a corresponding decrease to additional paid in capital in the unaudited pro forma condensed combined balance sheet. Please see Note (I) of Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet.

Information About Distoken, page 175

43.	We note that the proceeds of Distoken’s IPO and the private sale of Private Units were placed in the Trust Account and invested in U.S. “government securities.” Please clarify whether such holdings were liquidated and are now held in cash, such as in demand deposit accounts, and, if so, when this change was made.

In response to the Staff’s comment, we respectfully advise the Staff that the funds in the Trust Account are invested in United States “government securities” and such holdings have not been liquidated or held in cash and we have revised the disclosure on page 286 of the Revised Draft Registration Statement.

Information about Youlife, page 195

44.	We note that Youlife manages 29 vocational schools, operates 25 curriculum development projects, and completed smart campus projects for ten vocational schools; please clarify whether the curriculum development and smart campus projects took place at the vocational schools that Youlife manages. Also clarify the statement that Youlife “owned and managed over 3,900 teachers” as of December 31, 2023 by explaining what contractual arrangements Youlife has entered into with such persons.

The Company notes the Staff’s comment and respectfully submits that:

Youlife has entered into cooperation agreements with customers to manage 29 vocational schools by providing comprehensive management services under school management model, including among others, talent cultivation planning, curriculum design and development, faculty training and performance review, student management and career orientation. Youlife also entered into agreements with customers to provide services of curriculum development projects and smart campus projects while the current operation of 25 curriculum development projects and the completion of smart campus projects for 10 vocational schools were separate and did not take place at the vocational schools that Youlife manages.

Youlife basically manages the teachers, which amount over 3,900, in two ways. Youlife entered into employment relationship with 24 of the teachers and manages them through the executed employment contacts. For the rest of these teachers, their employments are with the schools that Youlife manages, and they will only follow the teaching or training advice from Youlife based on the details of the clauses of relevant cooperation agreements.

In addition, in response to the Staff’s comment, for clarity purposes, the Company has revised the disclosure on page 204 of the Revised Draft Registration Statement to remove the reference to “owned.”

45.	We note the disclosure regarding Youlife’s five largest customers and five largest suppliers. Please include appropriate risk factor disclosure regarding the fact that a significant amount of your revenue and purchasers are accounted for by such customers and suppliers, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 67 of the Revised Draft Registration Statement accordingly.

Our Business Model, page 201

46.	Please revise your disclosure to discuss the types of agreements that Youlife enters into with its customers in each of the business lines it operates, and describe the material terms of such agreements. File any such material agreements as exhibits, or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 210 to 212 of the Revised Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Youlife Year ended December 31, 2023 compared to year ended December 31, 2022, page 235

47.	Reference is made to your discussion of general and administrative expenses. Please quantify the impact from professional service fees and credit impairment losses. Please also explain why professional service fees decreased.

In response to the Staff’s comment, the Company has revised the disclosure on page 246 of the Revised Draft Registration Statement accordingly.

Critical Accounting Policies and Estimates, page 241

48.	Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise to:

●	Address why accounting estimates or assumptions bear the risk of change;

●	Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003.

In response to the Staff’s comment, the Company has revised the disclosure on page 250 to 251 of the Revised Draft Registration Statement accordingly.

Beneficial Ownership of Securities, page 252

49.	For the entities listed in each table in this section, identify the natural persons with investment and/or voting control over the identified securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 262 to 263 of the Revised Draft Registration Statement accordingly.

Distoken Acquisition Corporation Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

50.	Please identify the balance sheet in the first sentence of the report. Refer to AS 3101.08.b. and AS 3101 Appendix B.

In response to the Staff’s comment, we have identified the balance sheets in the first sentence of the report.

Youlife International Holdings Inc. Financial Statements

Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-50

51.	Please tell us and disclose in your footnotes what the “Gain on disposal / liquidation of subsidiaries and branches” line item represents and what U.S. GAAP guidance you relied on to support your accounting treatment of this gain as continued operations.

In response to the Staff’s comment, the Company has revised the disclosure on page F-85 of the Revised Draft Registration Statement accordingly:

The Company has modified the caption of the “Gain on disposal / liquidation of subsidiaries and branches” line item to “Gain on dissolution of subsidiaries and branches”.

In response to the Staff’s comment, the Company respectfully submits that:

In its ordinary course of business, the Company sets up subsidiaries and branches to better serve its clients, who often have preferences or requirements for localization. These subsidiaries or branches are dissolved when related contracts end. The Company has concluded that discontinued operation is not applicable to this type of dissolution of subsidiaries and branches as it does not represent a strategic shift. Thus, the Company presented “Gain on dissolution of subsidiaries and branches” as continued operations. Further analysis is provided below for the Staff’s consideration.

The Company considered the guidance provided in ASC 205-20 to determine whether the dissolution of subsidiaries and branches met the criteria for discontinued operations. Under ASC 205-20, a disposal transaction meets the definition of discontinued operation if all of the following criteria are met:

a.	The disposal group constitutes a component of an entity or a group of components of an entity.

b.	The component of an entity (or a group of components of an entity) meets the held-for-sale classification criteria, is disposed of by sale, or is disposed of other than by sale (e.g., by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff).

c.	The disposal of a component of an entity (or a group of components of an entity) represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

ASC 205-20-45-1C indicates that examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographic area, a major line of business, a major equity method investment, or other major parts of an entity. From a quantitative perspective, paragraphs 205-20-55-83 through 55-101 provide examples of strategic shifts and the related illustrative thresholds, which the Company also considered.

Analysis on the Strategic Shift criterion

The Company respectfully advises that a strategic shift did not occur because the Company’s strategy prior to and subsequent to the dissolution of subsidiaries and branches remains unchanged. Specifically, the Company continues to provide employee management services. The Company views the dissolution of subsidiaries and branches mainly as a cessation of a revenue stream related to associated client contracts, as opposed to a strategic shift as it did not significantly change the way the management runs its business.

The Company further evaluated the quantitative aspects, including:

a.	The assets related to dissolution of subsidiaries and branches represented approximately 3.2% of the total assets on the Group’s audited consolidated balance sheet as of December 31, 2023, as filed in the Draft Registration Statement.

b.	The revenues attributable to dissolution of subsidiaries and branches represented approximately 2.3% of the total consolidated revenues of the Group for the year ended December 31, 2023.

c.	Consolidated operating expenses attributable to dissolution of subsidiaries and branches represented approximately 3.3% of the total consolidated operating expenses of the Group for the year ended December 31, 2023.

Given the analysis above, the Company determined that the dissolution of subsidiaries and branches did not represent a strategic shift and did not meet the criteria in ASC 205-20 for presentation as discontinued operations.

52.	Please tell us why “Stock Compensation Expense” is classified as a non-operating expense. In addition, add disclosure to the Notes to the Consolidated Financial Statements regarding the related transaction(s).

In response to the Staff’s comment, the Company has revised the disclosure on page F-50 of the Revised Draft Registration Statement that reclassified “Stock Compensation Expense” as “Administrative expenses” and added related disclosure to the Notes.

In addition, the Company has added Note 21. Share-based compensation on page F-84 of the Revised Draft Registration Statement regarding the related transaction.

Consolidated Statements of Cash Flows, page F-56

53.	We note your disclosure on pages F-63 and F-71 that all your leases are classified as operating. Please tell us how you considered the guidance in ASC 842-20-45-5 and ASC 230-10-45 for presentation of your “Principal portion of lease payments” and “Interest portion of lease payments” on the Consolidated Statements of Cash Flows.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-53 to F-54 of the Revised Draft Registration Statement that reclassified “Principal portion of lease payments” and “Interest portion of lease payments” as an operating outflow.

54.	Please tell us your basis for classifying “Prepaid lease payments prior to commencement of agreement” as an investing outflow. Refer to ASC 230-10-45.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-53 to F-54 of the Revised Draft Registration Statement that reclassified “Prepaid lease payments prior to commencement of agreement” as an operating outflow.

55.	Please tell us your basis for classifying “Interest income” as an investing inflow. Refer to ASC 230-10-45-16b.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-53 to F-54 of the Revised Draft Registration Statement that reclassified “Interest income” as an operating inflow.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies Impairment of non-financial assets, page F-60

56.	We note your statement that, “A previously recognized impairment loss of an asset other than goodwill is reversed.” Please tell us the authoritative literature you are relying on that allows reversal of impairments.

In response to the Staff’s comment, the Company has revised the disclosure on page F-58 of the Revised Draft Registration Statement accordingly.

Segment reporting, page F-67

57.	Please revise to provide applicable disclosures pursuant to ASC 280-10 50-22 through 42.

In response to the Staff’s comment, the Company has revised the disclosure on page F-65 of the Revised Draft Registration Statement accordingly.

7. Leases, page F-71

58.	Please disclose a maturity analysis showing the undiscounted cash flows on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years. Refer to ASC 842-20-50-6.

In response to the Staff’s comment, the Company has revised the disclosure on page F-74 of the Revised Draft Registration Statement accordingly.

16. Fair Value Gains/(Losses), Net, page F-75

59.	Please disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3). Refer to ASC 820-10-50- 2b.

In response to the Staff’s comment, the Company has revised the disclosure on page F-77 of the Revised Draft Registration Statement accordingly.

60.	Please explain to us how you accounted for the transfer of the convertible redeemable preferred shares to equity referencing authoritative literature that supports your accounting treatment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-80 of the Revised Draft Registration Statement accordingly.

In response to the Staff’s comment, the Company respectfully submits that:

The Company has corrected the accounting for the transfer of the convertible redeemable preferred shares to equity. The Company has added Note 20. Convertible Redeemable Preferred Shares on page F-80 to disclose the background and accounting of the related transaction referencing the applicable authoritative literature. The Company has also updated Note 16. Fair Value Gains on page F-77.

17. Taxation, page F-76

61.	Reference is made to your disclosure of the components of deferred tax assets and liabilities. Please tell us why you have not recognized deferred taxes for tax losses and temporary differences with an offsetting valuation allowance, if applicable, referencing authoritative literature that supports your accounting treatment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-78 of the Revised Draft Registration Statement accordingly.

20. Ordinary Shares, page F-79

62.	Please tell us where the preferred shares are reflected in your Consolidated Balance Sheet and Consolidated Statements of Changes in Equity. Also tell us how your presentation complies with Rules 5-02 and 3-04 of Regulation S-X. Finally, expand your disclosure of the pertinent rights and privileges of preferred shares and disclose the number of ordinary shares that would be issued upon conversion.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-49, F-51 and F-52 of the Revised Draft Registration Statement accordingly.

In response to the Staff’s comment, the Company respectfully submits that:

The Company has updated the Consolidated Balance Sheet and Consolidated Statements of Changes in Equity on pages F-49, F51 and F-52 of the Revised Draft Registration Statement, with the correction of the accounting of the preferred shares. Specifically, Series C and Series C+ preferred shares are reflected as mezzanine equity while Series A, Series B and Series B+ preferred shares are reflected as shareholder’s equity.

The Company has added Note 20. Convertible Redeemable Preferred Shares on page F-80 of the Revised Draft Registration Statement to comply with Rules 5-02 and 3-04 of Regulation S-X. The disclosure of the pertinent rights and privileges of preferred shares is contained in the added Note, including the conversion right of the preferred shares explaining how the number of ordinary shares that would be issued upon conversion will be calculated.

25. The Company Financial Statements, page F-84

63.	Please explain why total equity and net profit/(loss) do not agree to your audited financial statements. Also tell us why no earnings from investments are presented. Finally, please revise to (i) describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and (ii) disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-88 of the Revised Draft Registration Statement accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-1

64.	We note that certain of your exhibits are filed under one “Exhibit No.” but the documents themselves do not reflect the same exhibit number. For example, within your exhibit index, the Business Combination Marketing Agreement is reflected as Exhibit No. 10.1. However, the agreement itself is labeled as Exhibit 1.2. Please review your exhibits and revise accordingly to reflect consistent references to the appropriate exhibit number reflected in your proxy statement/prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on the pages II-1 to II-3 of the Revised Draft Registration Statement.

General

65.	It appears that one or more of your directors, officers or members of senior management are located in the PRC/Hong Kong. Therefore, if so, (i) state that this is the case; (ii) identify the relevant individuals; and (iii) include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, for each applicable jurisdiction, including PRC and Cayman Island, and expand your risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).

In response to the Staff’s comment, the Company respectfully submits that:

i)	the Company confirms that 6 of our directors, officers or members of senior management are located in the PRC/ Hong Kong;

ii)	the relevant individuals and location are as follow:

a)	Mr. Yunlei Wang – PRC;
b)	Mr. Lidong Zhu – PRC;
c)	Mr. Xiaolin Gou – PRC;
d)	Mr. Chong Sun Chung – Hong Kong;
e)	Ms. Yunqiu Dai – PRC;
f)	Ms. Huifang Cheng – PRC.

iii)	In response to the Staff’s comment, the Company has revised the disclosure on the pages 93, 287 and 288 of the Revised Draft Registration Statement accordingly.

66.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comment, the Company respectfully submits that:

Both SPAC and target company confirm that neither the SPAC nor the target company, or anyone authorized to do so on behalf of either the SPAC or target company, has presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, no such copies of written communication have been provided.

67.	Please revise to include the disclosure required by Item 1603(a)(2), (3), (4) and (5) of Regulation S-K. Disclose any circumstances or arrangements under which the Sponsor or Distoken’s affiliates or promoters transferred or could transfer ownership of Distoken securities or that have resulted or could result in the surrender or cancellation of such securities, per Item 1603(a)(6) of Regulation S-K. If there exist any circumstances described by Item 1603(a)(9) or Item 1603(c) of Regulation S-K that warrant further disclosure, please revise to include such disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Revised Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

Enclosure

cc:

Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

George Wu, Esq., Partner, DLA Piper UK LLP

James Chang, Esq., Partner, DLA Piper UK LLP

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP